May 30, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Webb, Reviewing Accountant Angela Crane, Accounting Branch Chief Andri Boerman, Staff Accountant

Re:	Nanogen, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 12, 2008
File No. 000-23541

Ladies and Gentlemen:

We submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in Jay Webb’s letter dated May 14, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007, and Form 10-Q for the quarter ended March 31, 2008, File No. 000-23541 (“Form 10-K” and “Form 10-Q”).

Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Jay Webb’s letter immediately preceding our response thereto.

Form 10-K for the year ended December 31, 2007

5. Business Combinations and Divestitures, page F-37

1.	We note that in November 2007 you announced you were exiting the micro array business. We also note that you included inventory impairments and fixed asset impairments, which were connected with the micro array business, in cost of product sales and operating expenses, respectively. Please explain to us why your presentation of those impairment charges in continuing operations is in accordance with U.S. GAAP. Specifically, please explain to us why paragraphs 41-44 of SFAS 144 or other U.S. GAAP does not require you to present the micro array business as discontinued operations in your financial statements. Clarify your future disclosures as necessary based on our concerns.

Response:

In order to determine whether our exit from the micro array business should be accounted for as a discontinued operation, we initially reviewed APB 30 (Disposal of a Business). APB 30 defers to SFAS 144 (Impairment of Long Lived Assets), paragraphs 41-44 for the definition of a discontinued operation. SFAS 144, paragraph 42 states the following:

“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met….”

Through the date of this letter, the micro array business disposal group does not meet all of the criteria required under paragraph 30 of SFAS 144 to be classified as held for sale. Among the requirements of paragraph 30 are that, “The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year…” and, “Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.”

In November 2007 we announced that we would be exiting the micro array business. Among the strategic alternatives that we have considered related to the exit of the business is a sale of the business. However, through the date of this letter we have been unable to find a buyer for the business and it is not probable that our eventual exit of the micro array business will be by means of a sale of the business. As the micro array business disposal group does not meet the requirements to be classified as held for sale, the assets in business disposal group are considered to be held and used.

As of the date of this letter, we continue to use the micro array assets to manufacture micro array products that are being sold to our customers. We disclosed in our Form 10-K for the year ended December 31, 2007 that we expected the exit of the micro array business to be completed in 2008, however, our exit from this business has not yet occurred.

Because the micro array business disposal group does not meet the requirements to be classified as held for sale, and as the assets of the micro array business disposal group have not been disposed of, the results of the micro array operations should not be reported in discontinued operations.

In order to further clarify our future disclosures we will add the following paragraph:

“In order to determine whether to classify the results of the operations of the micro array business as discontinued operations for disclosure and financial reporting purposes, we have considered the guidance contained in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As the assets of the micro array business do not meet the criteria under SFAS 144 to be classified as held for sale and as we have not yet disposed of the assets of the micro array business, based on SFAS 144, we are precluded from presenting the operations of the micro array business as discontinued operations.”

Form 10-Q for the quarter ended March 31, 2008

8. Assignment of Royalties, page 15

1.

We note that on March 28, 2008 you entered into a new royalty interest assignment agreement (2008 Royalty Interest Assignment Agreement) with DRT in which you received an up-front payment of $9.9 million, net of transaction costs, in exchange for assigning the royalty rights under the same license agreement with ABI to DRT for the period of January 1, 2012 through the end of your license agreement with ABI. Please tell us and revise your future disclosures to indicate how you accounted for this new agreement. Support your accounting with references to the applicable authoritative U.S. GAAP. Also, MD&A in your future filings should quantify and discuss the actual or expected impact of the new agreement on your capital resources, liquidity and results of operations.

Response:

In March 2008, we entered into an additional financing and royalty assignment agreement with DRT (2008 Royalty Interest Assignment Agreement). Under this agreement DRT paid to us an up-front payment of $9.9 million, net of transaction costs. In return, we assigned to DRT any and all rights to the royalties due to us from ABI beginning on January 1, 2011 and through the end of the underlying license agreement with ABI (ABI License Agreement). Under terms of the 2008 royalty assignment agreement there is a requirement that in the event of ABI’s termination of the ABI License Agreement we use commercially reasonable efforts to find a replacement agreement and assign this replacement agreement to DRT to achieve as closely as possible an economic result no worse than if the ABI License Agreement had not been terminated.

In order to determine whether to recognize the cash received by us under the royalty interest assignment agreement, we have reviewed the guidance for revenue recognition provided in Staff Accounting Bulletin No. 104.

SAB 104, Topic 13 A 3 c. Question 1 states the following: “Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.”

Also: “A remaining performance obligation is not inconsequential or perfunctory if it is essential to the functionality of the delivered products or services….” “….Further, other factors should be considered in assessing whether remaining obligations are inconsequential or perfunctory. For example, the staff also considers the following factors, which are not all-inclusive, to be indicators that a remaining performance obligation is substantive rather than inconsequential or perfunctory:

•

The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting.

•

The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible, variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget.”

We believe that it is reasonably possible that the ABI License Agreement will be terminated prior to the end of the 2008 Royalty Interest Assignment Agreement which extends into 2016. Also, it is reasonably possible that ABI’s product, which uses the patent technologies, may become obsolete or that ABI may attempt to modify this product in a manner to avoid using the patent technologies to avoid making royalty payments to us between now and 2016. If ABI terminates the ABI License Agreement, we are required under the 2008 Royalty Interest Assignment Agreement to market the underlying patents to potential new licensees. We believe that it could be costly and time consuming to find a new licensee and enter into a replacement agreement. Also, if we were not able to enter into a replacement agreement, we believe that it is possible that DRT would attempt to exercise its right under a security agreement with us, pursuant to which DRT may require us to sell the patent technology under the ABI License Agreement and remit the proceeds of such sale to DRT.

As the potential cost of completing the obligation (ie. entering a replacement agreement) is more than insignificant or perfunctory, we believe that it is appropriate to defer recognition of amounts received under the Royalty Interest Assignment Agreement at March 31, 2008 as deferred revenue and amortize such deferred revenue on a straight line basis beginning January 1, 2011 (the first date in which royalties have been assigned) through the end of the patent life.

In future filings we will include the following disclosure to more clearly state our accounting for this transaction:

“As we believe that we have potential remaining obligations which may be more than insignificant and given that the royalty performance is lengthy under the 2008 Royalty Interest Assignment Agreement, we have considered the authoritative guidance in Staff Accounting Bulletin No. 104 (SAB 104), and we have deferred recognition of amounts received under the agreement which will be amortized over the term of the agreement.”

We will also discuss the impact of the new agreement on our capital resources, liquidity and results of operations in the MD&A section of our future filings.

*****

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (858) 410-4915.

Sincerely,

/s/ Nicholas J. Venuto
Mr. Nicholas J. Venuto, Chief Financial Officer Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.
Morgan, Lewis & Bockius LLP